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                                                                     EXHIBIT 4.1

                             ARTICLES OF RESTATEMENT
                                       OF
                            ARTICLES OF INCORPORATION
                                       OF
                               CRAWFORD & COMPANY

                                       1.

      The name of the Corporation is CRAWFORD & COMPANY, charter number 8419292, incorporated on May 21, 1943 (the "Corporation").

                                       2.

      The Articles of Incorporation of the Corporation are amended and restated in their entirety to state as follows:

                                    ARTICLE I

      The name of the Corporation is: CRAWFORD & COMPANY

                                   ARTICLE II

      The principal office of the Corporation shall be in Fulton County, Georgia, but it shall have the privilege of establishing branch offices and places of business elsewhere either within or without the State.

                                   ARTICLE III

(a) (i) Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Fifty Million (50,000,000) shares of Class A Common Stock, par value $1.00 per shares (the "Class A Common Stock"), and Fifty Million (50,000,000) shares of Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"). (The Class A Common Stock and the Class B Common Stock are sometimes referred to together as the "Common Stock".)

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      (ii) Terms of Common Stock. The Class A Common Stock and the Class B
Common Stock shall be identical in all respects and shall have equal rights and privileges except as set forth in this Section 3(a)(ii). The relative rights, preferences, privileges and restrictions on each class of Common Stock are as follows:

      (A) Voting. Except as otherwise required by Georgia Law or these Restated Articles of Incorporation, as amended from time to time, the voting power attributable to holder of Class A Common Stock and Class B Common Stock shall be as follows:

            (1) No holder of Class A Common Stock shall have the right to vote any share of Class A Common Stock.

            (2) Each record holder of Class B Common Stock shall be entitled to one vote for each share of Class B Common Stock registered in his name on the books of the Corporation and otherwise entitled to vote, and the exclusive voting power of the shareholders of the Corporation shall be fixed in the holders of the Class B Common Stock.

      (B) Dividends. The record holders of the Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors out of funds legally available therefore. If a regular or special dividend is paid on either class of Common Stock, a dividend of like kind must de declared and paid contemporaneously with respect to the other class of Common Stock. With respect to payment of cash dividends, the dividend paid per share of Class A Common Stock must be equal or greater in amount than the dividend paid per share of Class B Common Stock. With respect to distributions other than cash, including stock dividends and stock splits, the payment per share of Class A Common Stock must be identical to the payment per share of Class B Common Stock, except that, if holders of Class B Common Stock receive shares of Class B Common Stock in connection with a stock split or stock dividend, holders of Class A Common Stock, will receive shares of Class A Common Stock in the same per share proportion as holder of Class B Common Stock receive shares of Class B Common Stock.

      (C) Mergers, Etc. (1) Any plan of merger, share exchange, reclassification or recapitalization in which shares of the Common Stock of the Corporation, in whole or in part, are converted into or exchanged for shares, obligations or other securities of the Corporation or any other corporation, or into cash or other property, shall be approved by an affirmative vote of the record holders of seventy-five percent of the outstanding shares of Class A Common Stock, voting as a separate voting group, unless the consideration to be received in the transaction with respect to each share of Class A Common Stock is the same amount and type as the consideration to be received in the transaction by holders of Class B Common Stock. In the event that any corporate action is taken with respect to a merger, share exchange, reclassification or recapitalization required to be approved by a vote of the shareholders of the Corporation and with respect to which the holders of Class B Common Stock are entitled to dissent and obtain

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            payment for their shares pursuant to the provisions of the Georgia
            Business Corporation Code (the "Code"), then, subject to compliance with procedural requirements for exercise of dissenters' rights prescribed by the Code, the holders of Class A Common Stock shall be entitled to dissent and obtain payment for their shares to the same extent that the holders of Class B Common Stock are so entitled, whether or not the provisions of the Code would otherwise entitle the holders of Class A Common Stock to such dissenters' rights.

                  (2) This Section (C) may only be amended by the affirmative vote of the holders of seventy-five percent of the outstanding Class A Common Stock and Class B Common Stock, voting as separate voting groups.

(b) The authorized and unissued shares of any class of capital stock of the Corporation may be issued at any time and from time to time for such consideration, in money, property or services, as may be permitted by law and as the Board of Directors in its discretion shall authorize.

(c) The Corporation may also create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the Corporation, rights or options entitling the holders thereof to purchase or acquire from the Corporation shares of its capital stock of any class or classes or other securities then authorized upon such terms and at such time or times, which may be limited or unlimited in duration, and at such price or prices as shall be stated, as the Board of Directors in its discretion shall authorize; provided, however, that the price or prices to be received by the Corporation for such shares shall not be less than the par value thereof.

(d) No holder of any shares of any class of capital stock of the Corporation shall have any preemptive right to subscribe for or purchase any shares of any class of capital stock, rights, options, or securities of the Corporation issued hereafter.

                                   ARTICLE IV

      No Director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of the duty of care or other duty as a Director, except for liability (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation, (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code, or (iv) for any transaction from which the Director received an improper personal benefit.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Restatement to be executed and attested by its authorized officers this 23rd day of April, 1991.

                                        CRAWFORD & COMPANY

                                    By: /s/  F. L. Minix
                                        -------------------------------
                                        F. L. Minix, Chairman,
                                        Chief Executive Officer and President

(CORPORATE SEAL)

Attest:

By: /s/  James H. Graham
    ------------------------------------
    James H. Graham, Secretary

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